

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via U.S. Mail and Fax
Mr. Sean Stover
Chief Financial Officer
Nextmedia Operating, Inc.
6312 S. Fiddlers Green Circle
Suite 360E
Greenwood Village, Colorado 80111

October 27, 2005

RE: **Nextmedia Operating, Inc.**
Form 10-K for the fiscal year ended December 31, 2004
File No. 333-84416

Dear Mr. Stover:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director